

July 21, 2015

Via E-mail
Steve B. Warnecke
Chief Executive Officer and President
Fona, Inc.
1026 Anaconda Drive
Castle Rock, Colorado 80108

> **Re: Fona, Inc.**
> **Amendment No. 1 to Joint Registration Statement**
> **and Proxy Statement on Form S-4**
> **Filed July 2, 2015**
> **File No. 333-203196**

Dear Mr. Warnecke:

We have reviewed your joint registration statement and proxy statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your joint registration statement and proxy statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your joint registration statement and proxy statement and the information you provide in response to our comments, we may have additional comments.

General

1. In an appropriate section of your registration statement, please disclose the information required by Items 3(h) and 4(a)(4) of Form S-4. In addition, with respect to EG and EG I, LLC, please provide the information required by Item 3(j).

Summary
Consideration to be Received in the Merger by EG I Members, page 4

2. Please include disclosure indicating the per share consideration that Evolutionary Genomics, Inc. and EG I, LLC shareholders and members will receive in the share exchange. Additionally, please change the heading above the fourth paragraph so that it

refers to "Evolutionary Genomics" rather than "EG I," since the sentence that follows refers to Evolutionary Genomics.

Business Model, page 42

3. We note your response to our prior comment 8 and your disclosure on page 42 of the registration statement. You state in your disclosure that "EG does not consider this to be a material contract of the company" but there appear to be three agreements underlying the RiceTec arrangement. Please clarify whether all three of the agreements are not material and, if so, provide a reasonably detailed analysis supporting your determination.

4. We note your disclosure that the rice yield gene project and soybean pest resistant project are each "an example" of the type of work Evolutionary Genomics performs. However, it is unclear whether these are the only such projects in which the company is engaged. If so, then the use of the word "example" inappropriately suggests that there are several projects of this type. Please advise and, as necessary, remove this language from your disclosure.

Unaudited Pro Forma Condensed Combined Financial Information
Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2015, page 66

5. In order to reflect the recapitalization, you combined several adjustments into the line item "Common stock and paid in capital." Please revise to provide footnote disclosure that clearly describes and quantifies each adjustment included in this line item for each period presented. Clarify whether each adjustment relates to common stock or paid in capital.

6. You recorded an adjustment of $2.3 million to intangible assets, net. Please revise to provide footnote disclosure that quantifies and describes each identifiable intangible asset acquired, including goodwill. Clarify whether the intangible asset is amortized or tested for impairment annually. If amortized, disclose the expected amortization period(s) and the amortization method(s) used.

7. Refer to your response to our prior comment 6. You appear to include the historical Accumulated deficit for EG I, LLC in your pro forma totals as of March 31, 2015 and December 31, 2014 and 2013. Please explain to us why this is appropriate in accounting for a business combination. Refer to specific accounting guidance in your response.

8. Please confirm whether the accounts receivable for Evolutionary Genomics, Inc. as of March 31, 2015 relates to transactions with EG I, LLC. If so, please explain to us why it is appropriate to include that amount in your pro forma consolidated accounts receivable balance, or revise accordingly.

Certain Relationships, Related Transactions and Director Independence, page 76

9. We note your response to our prior comment 15. Please disclose the basis for the board's view that not having a nominating committee or a compensation committee is appropriate, as required by Items 407(c)(1) and 407(e)(1) of Regulation S-K. Please also provide the disclosure required by Item 407(f) of regulation S-K.

Dissenter's Rights of Appraisal, page 94

10. In your disclosure regarding Fona stockholder's dissenters' rights, you refer to "RLJ common stock", an entity which is not referenced anywhere else in your registration statement. Please remove your reference to RLJ and replace it with the correct entity.

Evolutionary Genomics, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2014 and 2013
Note 3: Restatement of Balances – Correction of an Error, page F-41

11. Please revise to disclose the effect of the correction on your Consolidated Statement of Cash Flows and your Consolidated Statement of Stockholders' Equity.

You may contact Rolf Sundwall at (202) 551-3105 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Alla Berenshteyn at (202) 551-4325 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Barry I. Grossman, Esq.
        Ellenoff Grossman, & Schole LLP